Exhibit 4.4

            Amendment to First Federal Savings Bank of Iowa's Bylaws
               (Adopted on and Effective as of December 15, 2000)

         Article III, Section 2 of the bylaws of First Federal Savings Bank of Iowa is amended to read as follows:

         Section 2. Number and Term. The board of directors shall consist of seven members, and shall be divided into three classes as nearly equal in number as possible. The member of each class shall be elected for a term of three years and until their successors are elected and qualified. One class shall be elected by ballot annually.